# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: B. Riley Financial, Inc., CIK 0001464790
CUSIP: 05580M108
Title of class of securities: Common Stock, par value $0.0001 par value
Address of issuer's principal executive offices: 11100 Santa Monica Blvd, Suite 800, Los Angeles, California (CA), 90025
Date of event which requires filing of this statement: 03/03/2025
Filed by CIK 0001207269
Persons authorized to receive notices and communications: Bryant R. Riley, 11100 Santa Monica Boulevard,, Suite 800, Los Angeles, California (CA), 90025, 818 884-3737

## Reporting persons
- Bryant R. Riley (CIK 0001207269): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 7,041,164; shared voting power 0; sole dispositive power 7,041,164; shared dispositive power 0; aggregate amount beneficially owned 7,041,164 (23% of the class)
  Comment: Box 13 is based on a total of 30,497,066 Shares (as defined below) of the Issuer outstanding as of February 19, 2025, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on February 21, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 par value
Name of issuer: B. Riley Financial, Inc.
Address of issuer's principal executive offices: 11100 Santa Monica Blvd, Suite 800, Los Angeles, California (CA), 90025
Comment: This Amendment No. 3 amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on June 30, 2014, as amended by the Amendment No. 1 filed with the SEC on August 16, 2024 and Amendment No. 2 filed with the SEC on October 30, 2024 (as so amended, the "Schedule 13D"), relating to the Common Stock, par value $0.0001 per share (the "Common Stock" or "Shares"), of B. Riley Financial, Inc., a Delaware corporation (the "Issuer" or the "Company"). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended to add the following:

On March 3, 2025, Bryant R. Riley submitted a letter (the "Letter") to the Board of Directors of the Company announcing that he is suspending his pursuit of the proposed "going private" transaction to focus on continuing to work together to help the Company succeed.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, Bryant R. Riley beneficially owns 6,844,926 shares of Common Stock, representing 22.4% of the Issuer's Common Stock outstanding, based on a total of 30,497,066 Shares of the Issuer outstanding as of February 19, 2025, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on February 21, 2025.

Bryant R. Riley may be deemed to indirectly beneficially own 196,238 shares of Common Stock representing 0.6% of the Issuer's Common Stock outstanding on February 19, 2025, of which (i) 17,538 are held as sole custodian for the benefit of Abigail Riley, (ii) 17,538 are held as sole custodian for the benefit of Charlie Riley, (iii) 17,537 are held as sole custodian for the benefit of Eloise Riley, (iv) 17,538 are held as sole custodian for the benefit of Susan Riley, and (v) 126,087 are held by B. Riley Financial, Inc. 401(k) Profit Sharing Plan FBO Bryant R. Riley. The shares of Common Stock previously reported as being held by the Robert Antin Children Irrevocable Trust were transferred to a different entity and as such, Bryant R. Riley is no longer deemed to have voting or dispositive power over the shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Item 5(a) is incorporated by reference herein.
Transactions in the class effected during the past sixty days: There were no transactions by the Reporting Person in shares of Common Stock during the period commencing sixty (60) days prior to the date hereof.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information with respect to the Letter in Item 4 is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Letter to the Board of Directors by the Reporting Person (filed herewith).

## Signatures
- Bryant R. Riley: /s/ Bryant R. Riley, Bryant R. Riley (03/03/2025)